Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated June 4, 2014

Relating to Preliminary Prospectus Dated May 29, 2014

Registration Statement No. 333-193925

FOR IMMEDIATE RELEASE

RCS Capital Corporation Prices Public Offering of Class A Common Stock

New York, New York, June 5, 2014 – RCS Capital Corporation (NYSE: RCAP) (“RCAP”) announced today that it has priced its previously announced public offering. Pursuant to the offering, RCAP is offering $384.8 million of its Class A Common Stock, and RCAP Holdings, LLC, the controlling stockholder of RCAP, will offer $101.3 million of Class A Common Stock owned by it. RCAP also granted the underwriters of the offering a 30-day option to purchase up to an additional $72.9 million of its shares to cover over-allotments, if any. The gross proceeds from the offering priced today will be less than the estimated gross proceeds in the preliminary prospectus, dated May 29, 2014, of $446.1 million to RCAP, $148.7 million to the selling stockholder and an additional $89.2 million to RCAP if the underwriters exercise their over-allotment option (based on the number of shares and the assumed public offering price in the preliminary prospectus).

RCAP intends to use the net proceeds from the offering: (i) to fund cash consideration and other costs required to complete certain pending acquisitions; (ii) to meet certain repayment and funding obligations under RCAP’s existing credit facilities not related to repayment of principal outstanding under such credit facilities; (iii) to pay fees payable in connection with certain private offerings; (iv) to pay outstanding indebtedness in connection with a pending acquisition; and (v) for general corporate purposes, including other acquisitions.

The offering priced today consists of 19 million shares of RCAP Class A common stock to be offered by RCAP and 5 million shares of RCAP Class A common stock by RCAP Holdings, LLC, the controlling stockholder of RCAP, at $20.25 per share. The over-allotment option granted by RCAP consists of up to an additional 3.6 million shares to cover over-allotments, if any, at $20.25 per share.

BofA Merrill Lynch, Barclays, Citigroup, JMP Securities and J.P.Morgan are acting as joint bookrunners for the offering.

Ladenburg Thalmann & Co. Inc., BMO Capital Markets, RCS Capital, Aegis Capital Corp., J.P. Turner & Company, LLC, Maxim Group LLC, National Securities Corporation, Newbridge Securities Corporation, Northland Capital Markets, RBS Securities Inc., Baird and Mitsubishi UFJ Securities are acting as co-managers for the offering.

The shares of RCAP Class A common stock will be issued pursuant to an effective registration statement previously filed with the Securities and Exchange Commission on Form S-1 and available for review on the Securities and Exchange Commission's website at www.sec.gov. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer of the securities will be made only by means of a prospectus, forming a part of the effective registration statement, and other related documents. When available, copies of the prospectus may be obtained from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, email dg.prospectus_requests@baml.com or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847.

About RCAP

RCS Capital Corporation (NYSE: RCAP) is an investment firm expressly focused on the retail investor. RCAP is engaged in the wholesale distribution, investment banking and capital markets businesses, a retail advice business and a research business focused on alternative investments. Upon closing of pending acquisitions of additional independent broker-dealers and an investment manager, RCAP will also operate a family of independent broker-dealers and an investment manager. RCAP’s business is designed to capitalize, support, grow and manage direct investment and alternative investment programs, and to serve independent financial advisors and their clients.

Important Notice

The statement in this press release include statements regarding the intent, belief or current expectations of RCAP and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should,” “look forward” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements due to certain factors, including our ability to consummate our pending acquisitions of businesses other than Cetera. Additional factors that may affect future results are contained in RCAP's filings with the SEC, which are available at the SEC's website at www.sec.gov. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

RCAP has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents RCAP has filed with the SEC for more complete information about RCAP and the offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, RCAP, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if requested by calling toll-free (866) 904-2988.

Investor Inquiries:

Anthony J. DeFazio	Andrew G. Backman	Brian D. Jones
SVP of Public Relations	Managing Director Investor Relations and Public Relations	Chief Financial Officer

DDCworks	RCS Capital Corporation	RCS Capital Corporation
tdefazio@ddcworks.com	ABackman@rcscapital.com	BJones@rcscapital.com
(484) 342-3600	(917) 475-2135	(866) 904-2988